# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7770 NORFOLK AVE, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001226358

## Reporting persons
- Rizvi Traverse CI Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On January 13, 2025, BurTech Acquisition Corp. and Blaize, Inc. completed their previously announced business combination (the "Business Combination"). The combined company will operate under the name Blaize Holdings, Inc. (the "Issuer").
  
  Immediately following the Business Combination, the RT Funds (as defined below) collectively held 5,439,433 shares of the Issuer's common stock, par value $0.0001 per share ("Common Stock"), or 5.35% of the Issuer's issued and outstanding shares of Common Stock calculated using 101,588,967 shares of Common Stock of the Issuer issued and outstanding as of January 13, 2025, as reported by the Issuer in its Current Report on Form 8-K filed on January 17, 2025 (the "Closing Form 8-K"). The shares of Common Stock held by the RT Funds were directly held as follows: (i) 1,211,952 shares of Common Stock were directly held by RT-AI II, LLC; (ii) 842,890 shares of Common Stock were directly held by RT-AI III, LLC; (iii) 2,548,556 shares of Common Stock were directly held by RT-AI IV, LLC; and (iv) 836,035 shares of Common Stock directly were held by RT AI-V, LLC. RT-AI II, LLC; RT-AI III, LLC; RT-AI, IV, LLC; and RT AI-V, LLC are referred to collectively as the "RT Funds."
  
  Subsequent to January 13, 2025 and prior to the filing of this Schedule 13G, the shares of Common Stock held by the RT Funds were all distributed, pro-rata, to the investors in the RT Funds (and certain other affiliated parties), resulting in no shares of Common Stock currently held by the RT Funds.
  
  Rizvi Traverse CI Manager, LLC ("RTCIM") is the manager of each of the RT Funds. Mr. Suhail Rizvi is the manager of RTCIM. Though no longer applicable, Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RTCIM, and each of Mr. Rizvi and RTCIM may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the RT Funds.
- SUHAIL RIZVI: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,991,908; shared voting power 0; sole dispositive power 2,991,908; shared dispositive power 0; aggregate amount beneficially owned 2,991,908 (2.95% of the class)
  Comment: The shares of Common Stock reported in Rows 5, 7 and 9 in the table above represent 2,991,908 shares of Common Stock directly held by Rizvi Master LLC ("Rizvi Master").
  
  Mr. Suhail Rizvi is the manager of each of RTCIM and Rizvi Master. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each of (i) RTCIM and the RT Funds, though no longer applicable, and (ii) Rizvi Master. Mr. Rizvi disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  The percentage reflected in Row 11 in the table above is calculated using 101,588,967 shares of Common Stock of the Issuer issued and outstanding as of January 13, 2025, as reported by the Issuer in its Closing Form 8-K.

## Item 1. Issuer
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California 95762

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by Rizvi Traverse CI Manager, LLC, a Delaware limited liability company ("RTCIM") and Mr. Suhail Rizvi, a citizen of the United States (each a "Reporting Person" and, collectively, the "Reporting Persons").

On January 13, 2025, BurTech Acquisition Corp. and Blaize, Inc. completed their previously announced business combination (the "Business Combination"). The combined company will operate under the name Blaize Holdings, Inc. (the "Issuer").

Immediately following the Business Combination, the RT Funds (as defined below) collectively held 5,439,433 shares of the Issuer's common stock, par value $0.0001 per share ("Common Stock"), or 5.35% of the Issuer's issued and outstanding shares of Common Stock calculated using 101,588,967 shares of Common Stock of the Issuer issued and outstanding as of January 13, 2025, as reported by the Issuer in its Current Report on Form 8-K filed on January 17, 2025 (the "Closing Form 8-K"). The shares of Common Stock held by the RT Funds were directly held as follows: (i) 1,211,952 shares of Common Stock were directly held by RT-AI II, LLC; (ii) 842,890 shares of Common Stock were directly held by RT-AI III, LLC; (iii) 2,548,556 shares of Common Stock were directly held by RT-AI IV, LLC; and (iv) 836,035 shares of Common Stock directly were held by RT AI-V, LLC. RT-AI II, LLC; RT-AI III, LLC; RT-AI, IV, LLC; and RT AI-V, LLC are referred to collectively as the "RT Funds."

Subsequent to January 13, 2025 and prior to the filing of this Schedule 13G, the shares of Common Stock held by the RT Funds were all distributed, pro-rata, to the investors in the RT Funds (and certain other affiliated parties), resulting in no shares of Common Stock currently held by the RT Funds.

Rizvi Traverse CI Manager, LLC ("RTCIM") may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the RT Funds as RTCIM is the manager of each of the RT Funds. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each of (y) RTCIM and the RT Funds, though no longer applicable, and (z) Rizvi Master LLC, a Delaware limited liability company ("Rizvi Master"), as Mr. Rizvi is the manager of each of RTCIM and Rizvi Master. Mr. Rizvi disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal office of each of the Reporting Persons is c/o Rizvi Traverse CI Manager, LLC, 801 Northpoint Parkway, Suite 129, West Palm Beach, FL 33407.
Citizenship: The response to Row 4 of each cover page is incorporated herein by reference for each Reporting Person's citizenship.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each cover page.
Percent of class: See Row 11 of each cover page. Calculated using 101,588,967 shares of Common Stock of the Issuer issued and outstanding as of January 13, 2025, as reported by the Issuer in its Current Report on Form 8-K filed on January 17, 2025.
Sole power to vote or to direct the vote: See Row 5 of each cover page.
Shared power to vote or to direct the vote: See Row 6 of each cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rizvi Traverse CI Manager, LLC: Suhail Rizvi, Suhail Rizvi, Manager (01/21/2025)
- SUHAIL RIZVI: Suhail Rizvi, individually, Suhail Rizvi, individually (01/21/2025)